                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE TO
                              (Amendment No. __)
                                (RULE 14d-100)
                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                 ACT OF 1934
                     SAFETY COMPONENTS INTERNATIONAL INC.
                      (Name of Subject Company (Issuer))
                              ZAPATA CORPORATION
                      (Name of Filing Person (Offeror))
                   COMMON STOCK, $0.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)
                                  786474205
                    (CUSIP Number of Class of Securities)
                               LEONARD DISALVO
            VICE PRESIDENT -- FINANCE AND CHIEF FINANCIAL OFFICER
                              ZAPATA CORPORATION
                        100 MERIDIAN CENTRE, SUITE 350
                          ROCHESTER, NEW YORK 14618
                                (585) 242-2000
                (Name, address, and telephone number of person
             authorized to receive notices and communications on
                           behalf of filing person)
                                  COPIES TO:
                            GORDON E. FORTH, ESQ.
                           WOODS OVIATT GILMAN LLP
                           700 CROSSROADS BUILDING
                               TWO STATE STREET
                          ROCHESTER, NEW YORK 14614
                             TEL. (585) 987-2800
                          CALCULATION OF FILING FEE*

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  None                   Filing Party:  N/A
Form or Registration No.: N/A                   Date Filed: N/A

[X]     Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]     third-party tender offer subject to Rule 14d-1.
[ ]     issuer tender offer subject to Rule 13e-4.
[X]     going-private transaction subject to Rule 13e-3.
[X]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Transaction Valuation*: N/A                     Amount of Filing Fee:  N/A
* Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

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                            INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the pre-commencement communications by Zapata Corporation., a Nevada corporation ("Zapata" or the "Company"), in connection with a proposal submitted to Safety Components International Inc. regarding the purchase of its outstanding shares of common stock, par value $.01 per share.

Zapata has not commenced the offer that is referred to in this communication. Upon commencement of such offer, Zapata will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including an Offer to Purchase or Offer to Exchange (as applicable), the Letter of Transmittal and other related documents. Stockholders are strongly encouraged to read the Schedule TO and related exhibits, including the Offer to Purchase or Offer to Exchange (as applicable), the Letter of Transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission web site at www.sec.gov and will be delivered without charge to all stockholders of Zapata.

ITEM 12. MATERIAL TO BE FILED AS AN EXHIBIT.

Exhibit 99.1 Amendment No. 4 to Schedule 13D filed by Zapata Corporation in connection with its holdings in Safety Components International, Inc. (Incorporated by reference to Amendment No. 4 to Schedule 13D filed by Zapata Corporation November 14, 2003)

Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.


November 14, 2003

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                              INDEX TO EXHIBITS


EXHIBIT
NUMBER                  DESCRIPTION
------                  -----------


99.1 Amendment No. 4 to Schedule 13D filed by Zapata Corporation in connection with its holdings in Safety Components International, Inc. (Incorporated by reference to Amendment No. 4 to Schedule 13D filed by Zapata Corporation November 14, 2003)